Exhibit 99.1

Mitchells & Butlers plc

Pub Visits with Analysts and Investors – 28 March 2006

Mitchells & Butlers plc will be conducting pub visits with analysts and investors this afternoon. No new trading information will be disclosed. There will be a brief presentation prior to the visits to place them in the context of the company strategy. This presentation will be available on our website at www.mbplc.com/presentations from 2.30pm today.

For further information please contact:

Investor Relations:

Erik Castenskiold/ Kate Holligon                0121 498 6515